SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EARNINGS CONFERENCE CALL3RDQUARTER 2025 NOVEMBER 11, 2025 2 | PUBLIC Thispresentationmaycontainforward-lookingstatements.ThesestatementsarenothistoricalfactsandarebasedontheCompany’scurrentvisionandestimatesoftheCompany’smanagementregardingfutureecnomicandothercircumstances,industryconditions,performanceandfinancialresults,includinganypotentialorprojectedimpactrelatedtoAlagoasandrelatedlegalproceedingsontheCompany’sbusiness,financialconditionandoperatingresults.Thewords“foresee”,“believe”,“estimate”,“expect”,“plan”,“objective”andothersimilarexpressions,whenreferringtotheCompany,areintendedtoidentifyforward-lookingstatements.Statementsregardingthepossibleresultsoflegalandadministrativeprocesses,implementationofoperationsandfinancingstrategiesandinvestmentplans,orientationoffutureoperations,theobjectiveofexpandingitseffortstoachievethemacrosustainableobjectivesdisclosedbytheCompany,aswellasfactorsortrendsaffectingtheCompany’sfinancialcondition,liquidity,oroperatingresultsareexamplesofforward-lookingstatements.SuchstatementsreflectthecurrentviewsoftheCompany’smanagementandaresubjecttovariousrisksanduncertainties,manyofwhicharebeyondtheCompany’scontrol.Thereisnoguaranteethattheexpectedevents,trends,orresultswillactuallyoccur.Thestatementsarebasedonvariousassumptionsandfactors,including,butnotlimitedto,generaleconomicandmarketconditions,industryconditions,operationalfactors,availability,development,andfinancialaccessibilityofnewtechnologies.Anychangeinsuchassumptionsorfactors,includingtheprojectedimpactrelatedtoAlagoasandrelatedlegalproceedingsandtheunprecedentedimpactontheCompany’sbusinesses,employees,serviceproviders,shareholders,investors,andotherstakeholders,maycauseactualresultstobesignificantlydifferentfromcurrentexpectations.ConsultthereportsfiledwiththeSecuritiesandExchangeCommission-CVM,inparticularthefactorsdiscussedinthesectionsforafulldiscussionofrisksandotherfactorsthatmayimpactanyforward-lookingstatementscontainedinthisdocument.ThispresentationisnotanofferofsecuritiesforsaleinBrazil,anysecuritiescannotbeofferedorsoldinBrazilwithoutregistrationorexemptionfromregistration,anypublicofferingofsecuritiestobemadeinBrazilwillbepreparedbymeansofaprospectusthatcanbeobtainedfromBraskemandwhichwillcontaindtailedinformationaboutBraskemandthemanagement,aswellasthefinancialstatements. ThispresentationwasupdatedasofSeptember30,2025,andBraskemdoesnotassumeanyobligationtoupdateitinlightofnewinformationand/orfuturedevelopments. Braskemundertakesnoliabilityfortransactionsorinvestmentdecisionsmadebasedontheinformationinthispresentation. DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS 3Q25 EARNINGS CONFERENCE CALL 3 | PUBLIC AGENDA Financial and operational highlights Performance by segment Performance by segment Consolidated performance Consolidated performance Resilience and Transformation Program Resilience and Transformation Program Petrochemical Scenario Petrochemical Scenario 2025 Priorities and QA 2025 Priorities and Q&A 4 | 3Q25 Financial and Operational Highlights Recurring EBITDA for the quarter was US$150 million, 104% higher than 2Q25, impacted by the prolonged petrochemical downcycle. Source:Braskem|Note(1):Globalaccidentfrequencyratemeasuredineventspermillionman-hoursworked;(2):DoesnotconsiderBraskemIdesa'sdebt;and(3):Doesnotconsidertheavailableinternationalrevolvingcreditfacility(“RCF”,or“Stand-by”)intheamountofUS$1.0billion,maturingin2026. Recurring EBITDA US$150 MM +104% vs. 2Q25-65% vs. 3Q24 Cash Position2 ~US$1.3 billion Utilization Rate 65% Brazil 40% Green Ethylene 79% EUA & Europe 47% Mexico Global Accident Frequency Rate Operational Cash Generation ~US$(61) MM ~US$ (30) MM vs. 2Q25 0.75 (events / 1MM HHT¹) In line with the best safety references on the market Liquidity² ~US$2.3 billion Cash Position + Stand-by (maturing Dec/26) 3Q25 vs. 2Q25 -9 p.p. -31 p.p. +5 p.p. +3 p.p. PUBLIC ~27 months3 coverage of debt maturities (principal)2 5 | Macroeconomic and Petrochemical Scenario in 3Q25 The global macroeconomic environment remains volatile, impacting global demand which, combined with excess supply, continues to put pressure on spreads in the international market Source:ExternalConsultingFirms,Braskem,IBGE,EuroStat,U.S.CensusBureauandINEGI.|Note(1):Thisconsiderstheresinandelastomerprocessingindustry.ThisinformationconsiderspreliminaryfiguresfromSeptember.(2):Thisinformationisbasedonpreliminaryfigures. PUBLIC Macro Volatility and uncertainty in the global economy continue to affect regional economic activity. Demand Soft demand in the third quarter across all regions, an atypical pattern for the season. Spreads in the international market Historically decreased levels, with falls driven by the imbalance in global supply and demand. 3Q24 2Q25 3Q25 1,696 1,701 1,694 0% 0% 700 693 652 3Q24 2Q25 3Q25 -7% -6% 3Q24 2Q25 3Q25 2,065 2,919 2,078 3,186 2,003 2,831 -3% -4% Brazil Segment US & Europe Segment Mexico Segment 391 377 361 3Q24 2Q25 3Q25 -$30/t -$16/t US & Europe PP Average Spread(US$/t) 415 387 355 3Q24 2Q25 3Q25 -$60/t -$32/t Average spread of Brazil Resins (US$/t) 986 718 724 3Q24 2Q25 3Q25 -$263/t +$5/t PE-ethane spread(US$/t) Industrial transformation activity¹ -7.6% Europe -4.0% -1.8% -1.4% -7.4% -1.9% -0.8% +1.0% 3Q25 vs. 3Q24 3Q25 vs. 2Q25 3Q25 vs. 3Q24 3Q25 vs. 2Q25 3Q25 vs. 3Q24 3Q25 vs. 2Q25 Industrial transformation activity¹ EUA Industrial transformation activity¹ Resins Demand² (PE+PP+PVC) (kt) North America Europe PP Demand² (kt) PE Demand² (kt) BrazilianMarket Mexican Market 6 | PUBLIC AGENDA Financial and operational highlights Financial and operational highlights Performance by segment Consolidated performance Consolidated performance Resilience and Transformation Program Resilience and Transformation Program Petrochemical Scenario Petrochemical Scenario 2025 Priorities and QA 2025 Priorities and Q&A 73% 74% 65% 3Q24 2Q25 3Q25 -9p.p 152 205 58 3Q25 Recurring EBITDA (15) Exchange Rate 7 Volume Contribution Margin 19 FC2+ SG&A2 (38) ECL + Idleness3 22 ORD4 3Q25 Recurring EBITDA +35% 7| PUBLIC 3Q25 performance | Brazil Recurring EBITDA in Brazil was higher mainly due to the prioritization of higher value-added sales, increased sales of main chemicals, and resilience initiatives Utilization Rate of Petrochemical Plants(% of ethylene capacity utilization) Sales of Resins (PE¹ + PP + PVC) (thousand tons) Brazilian Market Exports 3Q24 2Q25 3Q25 869 211 829 226 787 229 -42kt +3kt Recurring EBITDA 3Q25 vs. 2Q25 (US$ million) Salesvolume:highersalesvolumeofmainchemicals Margin:prioritizationofsaleswithhigheraddedvalue,commercialstrategyfocusedonsupplyingtheBrazilianmarket,andalongwithhigherREIQInvestmentcredits FCandSG&A²:fixedcostreductionduetoresilienceinitiativesandreclassificationofexpenseswithREIQInvestments ECLandIdleness³:higherexpensesduetoidleness ORD4:taxrecovery(PIS/COFINS) Source:Braskem|Note(1):includesI’mgreenbio-basedPE;(2):FC:FixedCost;SG&A:Selling,GeneralandAdministrativeExpenses.(3):ECL:Expectedcreditloss;Idleness:AccordingtotheaccountingstandardonInventories-CPC16(IAS2),thevalueofthefixedcostallocatedtoeachunitproducedcannotbeincreasedbecauseofalowproductionvolumeoridleness.Inthiscase,thefixedcostsnotallocatedtotheproductsaccountedforininventorymustberecognizeddirectlyintheCOGS,impactingtheresultduringtheperiodinwhichtheywereincurred.(4):OtherNetIncomeandExpenses. Sales of Main Chemicals (thousand tons) Brazilian Market Exports 3Q24 2Q25 3Q25 715 55 632 39 700 43 +69kt +4kt Maineffects(3Q25vs.2Q25) 95% 71% 40% 3Q24 2Q25 3Q25 -31p.p. 8| PUBLIC 3Q25 performance | I’m greenbio-based PE The business’s operational performance in the quarter was impacted by the initiative to optimize inventory levels In December 2023, the Company created Braskem GreenCo, using green ethylene assets from Rio Grande do Sul, in pursuit of value creation opportunities MIGRATION TO RENEWABLES FLY UP TO GREEN New bioproducts and sustainable business Renewable Innovation Center Lexington (MA) Technology and Innovation Centers Campinas (SP), Triunfo (RS) and Pittsburgh (PA) Source: Braskem | Note (1): Considering the capacity of 260 thousand tons/year for 3Q24 and 275 thousand tons/year for 2Q25 and 3Q25. Green Ethylene Utilization Rate¹ (% of Green Ethylene utilization¹) Sales Volume ofI’m greenbio-based PE (thousand tons) Inventory optimization in the quarter Destocking in the supply chain in Asian markets 46 48 44 3Q24 2Q25 3Q25 -4kt Recurring EBITDA 3Q25 vs. 2Q25 (US$ million) 9| PUBLIC 3Q25 Performance | EUA & Europa he U.S. and Europe segment remained impacted by weak demand in the regions and pressured spreads, partially offset by the lower inventory effect Source:Braskem|Note(1):adjustedduetothereclassificationofsubleasingtransactionsinEuropeinpreviousperiods.;(2):FC:FixedCost;SG&A:Selling,GeneralandAdministrativeExpenses.(3):ECL:Expectedcreditloss;Idleness:AccordingtotheaccountingstandardonInventories-CPC16(IAS2),thevalueofthefixedcostallocatedtoeachunitproducedcannotbeincreasedbecauseofalowproductionvolumeoridleness.Inthiscase,thefixedcostsnotallocatedtotheproductsaccountedforininventorymustberecognizeddirectlyintheCOGS,impactingtheresultduringtheperiodinwhichtheywereincurred.(4):OtherNetIncomeandExpenses. 76% 74% 79% 3Q24 2Q25 3Q25 +5p.p Utilization Rate of USA & Europe plants¹(% of PP capacity utilization) 501 504 495 3Q24 2Q25 3Q25 -9kt PP Sales¹(thousand tons) Volume:lowerindustrialactivityinEurope ContributionMargin:lowerimpactofinventoryeffectontheaveragecostofgoodssoldintheUnitedStates,relatedtorawmaterialspurchasedinpreviousperiods,andtheethaneresaleoperation ORD4:higherexpenseswithshipsubleaseservicesinethaneresaleoperationstothirdparties (19) (15) (7) 2Q25 Recurring EBITDA¹ (1) Volume 13 Contribution Margin 0 FC2+ SG&A2+ Idleness3+ PCLD3 ORD4 3Q25 Recurring EBITDA Maineffects(3Q25vs.2Q25) Recurring EBITDA 3Q25 vs. 2Q25 (US$ million) PE Sales(thousand tons) 3Q24 2Q25 3Q25 208 155 146 -9kt 74% 44% 47% 3Q24 2Q25 3Q25 +3p.p 10| PUBLIC 3Q25 Performance | Mexico The Mexico segment was impacted by the scheduled maintenance shutdown of its petrochemical complex, by pressured spreads, and by lower feedstock supply from Pemex. (9) (37) (10) (15) 2Q25 Recurring EBITDA (1) Volume (3) Contribution Margin FC2+ SG&A2+ Idleness3+ ECL3 ORD4 3Q25 Recurring EBITDA Source:Braskem|Note(1):thevalues presentedrepresentthedailyaverageforthequarterinthousandsofbarrelsperday,orkbpd;(2):FC:FixedCost;SG&A:Selling,GeneralandAdministrativeExpenses.(3):PDD:ProvisionforDoubtfulDebts;Idleness:AccordingtotheaccountingstandardonInventories-CPC16(IAS2),thevalueofthefixedcostallocatedtoeachunitproducedcannotbeincreasedbecauseofalowproductionvolumeoridleness.Inthiscase,thefixedcostsnotallocatedtotheproductsaccountedforininventorymustberecognizeddirectlyintheCOGS,impactingtheresultduringtheperiodinwhichtheywereincurred.(4):OtherNetIncomeandExpenses. Ethane supply(average volume in kbpd¹) PE Plant Utilization Rate(% of PE capacity utilization) 28.9 19.2 3Q24 13.0 17.3 2Q25 11.3 17.2 3.8 3Q25 48.1 30.3 32.2 Terminal Fast Track Pemex SalesvolumeandMargin:impactsfromthescheduledmaintenanceshutdown,completedinJuly2025andlowersupplyoffeedstock FC²,SG&A²,ECL³andIdleness³:higherexpensesduetothescheduledshutdown,whichendedattheendofJuly ORD4:lowerprovisionofacontractualfinetobereceivedforthedelayintheconstructionofTQPMcomparedto2Q25 Maineffects(3Q25vs.2Q25) 11| PUBLIC 3Q25 Performance | Mexico During the quarter, the first general maintenance shutdown at the petrochemical complex in Mexico since its inauguration was completed, and the supply of ethane by TQPM was initiated. Source: Braskem | Note (1): FC: Fixed Cost, SG&A: Selling, General and Administrative Expenses; (2): Data from external consulting firms. Conclusion of the Braskem Idesa maintenance shutdown Start of ethane supply by TQPM GeneralmaintenanceshutdownofthepetrochemicalcomplexinMexicocompletedonJuly31 Totalinvestmentvalueoftheshutdown:~US$75MM Participationofmorethan3,000people Capacitytosupplyupto80kbpd,enablingBraskemIdesatooperateatitsmaximuminstalledcapacity EthanetransportationthroughtwodedicatedvesselsownedbyBraskemTrading&Shipping TQPMisconnectedtothepetrochemicalcomplexinMexicothroughpipelines~11kminlength SupplystartedinSep/25,totaling~11.3kbpdforthemonth 12 | PUBLIC AGENDA Financial and operational highlights Financial and operational highlights Performance by segment Performance by segment Consolidated performance Resilience and Transformation Program Resilience and Transformation Program Petrochemical Scenario Petrochemical Scenario 2025 Priorities and QA 2025 Priorities and Q&A Maineffects(3Q25vs.2Q25) 13 | 3Q25 Consolidated EBITDA Recurring EBITDA for the quarter was US$150 million, considering the resilience plan, with emphasis on initiatives to reduce fixed costs and the commercial strategy to supply the Brazilian market Source:Braskem|Note(1):FC:FixedCost;SG&A:Selling,GeneralandAdministrativeExpenses.(3):PDD:ProvisionforDoubtfulDebts;Idleness:AccordingtotheaccountingstandardonInventories-CPC16(IAS2),thevalueofthefixedcostallocatedtoeachunitproducedcannotbeincreasedbecauseofalowproductionvolumeoridleness.Inthiscase,thefixedcostsnotallocatedtotheproductsaccountedforininventorymustberecognizeddirectlyintheCOGS,impactingtheresultduringtheperiodinwhichtheywereincurred.(4):OtherNetIncomeandExpenses. PUBLIC 11.3% 2.3% 4.7% Recurring EBITDA Margin 432 74 150 3Q24 2Q25 3Q25 -9p.p Recurring EBITDA Recurring EBITDA and Recurring EBITDA Margin (US$ million) 74 150 95 2Q25 Recurring EBITDA (17) Exchange Rate 5 Volume Contribution Margin 24 FC + SG&A1 (49) PDD + Idleness2 19 ORD3 3Q25 Recurring EBITDA +104% Exchangerate:appreciationoftheaveragerealagainsttheaveragedollarduringtheperiod Salesvolume:highestsalesvolumeofMAINchemicals ContributionMargin:prioritizingsalesofhighervalue-addedproductsandacommercialstrategyforsupplyingtheBrazilianmarket,whileminimizingtheimpactofinventoryontheaveragecostofgoodssoldintheUnitedStates FCeSG&A1:reductionoffixedcostsduetoresilienceinitiatives PDDandIdleness³:higherexpensesduetoidlenessresultingfromtheimpactofscheduledshutdownsinBrazilandMexico ORD:taxrecovery(PIS/COFINS) EBITDA Recorrente3T25 vs. 2T25 (US$ million) 14 | The Company cannot rule out future developments related to the topic or its associated expenses, and the costs to be incurredbyBraskem may differ from its estimates or provisioned amounts Relocation and Compensation Program (until sep/25) Resident relocations: 99.9% Proposals submitted : 19,197 (99.9%) Accepted proposals: 19,118 (99.6%) Paid proposals: 19,102 (99.5%) Actionsareprovisioned,ifnecessary,toensurethatthe35cavitiesreachamaintenance-freestateinthelongterm,consideringfillingwithsolidmaterial: Ofthe18non-pressurizedcavities,6havebeencompleted,3havereachedthetechnicalfillinglimitand7arecurrentlybeingfilled. 6cavitieswerenaturallyfilled. The11pressurizedcavitiesareintheplanningphase. PUBLIC Source: Braskem | Note (1The total amount of provisions related to Alagoas is R$ 18.1 billion, of which: R$ 13.6 billion have already been disbursed, R$ 1.5 billion have been reclassified to the Other obligations group and the realization of the AVP (adjustment to present value) was R$ 733 million; (2): The net balance of provisions at the end of June/25was approximately R$ 4.7 billion, and at the end of September/25 it increased to approximately R$ 3,8 billion. Closing of salt cavities (until sep/25) Total Amount of Provisions (13.6) Disbursements and other obligations to pay (1.5) Reclassification to Other liabilities payable 0.7 Realization of the present value adjustment 3T25 Provisions² 18.1 3.8 (R$ billion) Payments made Other obligations to pay Total Amount and Balance of Provisions1 38% Current Liabilities 62% Noncurrent Liabilities Agreement with the State of Alagoas approved Alagoas Updates The work fronts in Alagoas continued to progress as planned. 15 | 3Q25 Performance | Cash Flow EBITDA impacted by lower spreads, semiannual interest payments on debt securities, and CAPEX investments were the main factors driving cash consumption during the quarter 818 (334) (388) 3Q25 Recurring EBITDA¹ 27 Working Capital (1,179) Investments Operating Cash Consumption Interest Paid (54) Paid Income Taxes 211 Others Recurrig Cash Consumption Geological Event in Alagoas (2,042) Cash Consumption in 3Q25 (1,476) (1,653) 3Q25 Consolidated Cash Flow (R$ million) PUBLIC Source: Braskem. Inventory level optimization, offset by shorter payment terms with suppliers. Final installment from the sale of Cetreland sale of investment fund quotas Semiannual interest payments concentrated in 1Q and 3Q 17 | 3Q25 Performance | Liquidity and Indebtedness The Company’s debt profile remained elongated during 3Q25, and to reinforce its liquidity position in the face of the prolonged down cycle, it has drawn down the available “stand-by” credit line in Oct/25 Corporate Debt Profile¹ 09/30/2025 (US$ million) Agency Rating Prospect Date Fitch CCC+ - 09/26/2025 S&P CCC- Negative 09/26/2025 Sufficientliquiditytocoverdebtmaturities(principal)overthenext27months³ ~69%ofcorporatedebtmaturingfrom2030onwards ~9yearsaveragecorporatedebtmaturity 6.29%4weightedaveragecostofcorporatedebt 14.76xcorporateleverage US$8.4billionofGrossDebt4 US$7.2billionofAdjustedNetDebt4 Key Indicators 09/30/2025 PUBLIC 383 418 894 210 100 2027 1,392 2028 2029 1,556 2030 2031 21 2032 1,000 2033 1,309 2034 onwards 1,000 09/30/2025 Cash 37 71 2025 2026 1% 5% 4% 16% 5% 18% 11% 0% 12% 28% 2,405 1,309 2,309 On 10/03/2025, the stand-by line balance was withdrawn Total cash Total debt Principal Interest Sustainability linked loan² Stand by 69% of debts maturing from 2030 onwards The drawdown of the stand-by credit line was carried out in alignment with the Company’s conservative cash management approach Source:Braskem|Note(1):DoesnotconsidertheamountofUS$26millioninrestrictedfundsforuseintheAlagoasResidentsRelocationProgramanddoesnotconsiderthedebtofBraskemIdesaanditssubsidiaries(2):SustainabilityLinkedLoan–debtslinkedtothesustainabilitygoal(growthinsalesvolumeoftheI’mgreenbio-basedPE);(3):Doesnotconsidertheinternationalrevolvingcreditline(“RCF”,or“Stand-by”)availableintheamountofUS$1.0billion,duein2026;(4):DoesnotconsiderthedebtofBraskemIdesaanditssubsidiaries 17 | PUBLIC AGENDA Financial and operational highlights Financial and operational highlights Performance by segment Performance by segment Consolidated performance Consolidated performance Resilience and Transformation Program Petrochemical Scenario Petrochemical Scenario 2025 Priorities and QA 2025 Priorities and Q&A 18 | Resilience and Transformation Program PUBLIC seeking longer payment terms and reduced costs with feedstock and inputs with the objetctivesof strengthening the competitiveness of the Brazilian chemical industry through tax equality measures REGULATORY AGENDA NEGOTIATION WITH SUPPLIERS incremental revenues from strategies such as increasing volume and trading operations COMERCIAL focusing on reducing fixed and variable costs, reducing expenses and increasing revenue OPERATIONAL OPTIMIZATION such as sale & leaseback, recovery of tax credits, among others ASSET MONETIZATION through optimization of inventories, CAPEX and other cash disbursements OPTIMIZATION OF CAPITAL EMPLOYED Braskem continues to advance its initiatives to overcome the current challenges of the international petrochemical and national chemical sectors while becoming more efficient and competitive Resilience Transformation INCREASE OF THE GAS-BASE NAFTA-BASED OPTIMIZATION MIGRATION TO RENEWABLE Focus on profitability and cash generation through optimization of naphtha-based assets Priority for more competitive plants and possible hibernation of less efficient ones Strengthen pioneering and leadership in bioproducts by expanding production capacity Increasing the capacity of gas-based plants and making petrochemical plants more flexible Source:Braskem. RESILIENCE 19 | PUBLIC Source:Braskem.Note(1):):inrelationtothebaseline,whichtakesintoaccounttheCompany'sbusinessplanbudgetfortheyear2025. Braskem intensified the implementation of the global resilience program with actions in more than 700 initiatives EBITDA ~US$400 MILLION ¹ CAIXA ~US$500MILLION ¹ Capture potential¹ INSTITUTIONAL AGENDA NEGOTIATION WITH SUPPLIERS COMMERCIAL OPERATIONAL OPTIMIZATION ASSET MONETIZATION OPTIMIZATION OF CAPITAL EMPLOYED 11% 10% 49% 28% 1% 79 action plans have been established globally, with over 700 initiatives 1.Not initiated 2. In progress 3. Partially implemented 4. Implemented 5. Discontinued 79 Resilience and Transformation Program 20 | PUBLIC Source:Braskem.Note(1):SpecialRegimefortheChemicalIndustry;(2)SpecialSustainabilityProgramfortheChemicalIndustry;(3):inrelationtothebaseline,whichtakesintoaccounttheCompany'sbusinessplanbudgetfortheyear2025. Resilience initiatives have shown progress and are essential to mitigating the impacts of the industry's prolonged down cycle Provisional antidumping duty on PE Regulatory Agenda of the Brazilian Chemical Industry Initiatives Impacting EBITDA and Cash Defending the Brazilian chemical industry is essential to ensure fair competitiveness for a sector that is both strategic and vital to the country’s economic development. Prevent the occurrence of the existing damage caused by imported PE from the U.S. and Canada during the course ofthe investigation. Valid for 6 months. The analysis for a definitive duty is still ongoing. Maintenance of the Import Tax Rate PL 892/25 by Chamber of Deputies EBITDA Approvals Date Aug/26 Oct/26 Oct/26 Detailing 20% tariff on PE, PP and PVC resins until October 16, 2026. REIQ¹: increase in the rate to 5.5% in Nov-Dec/25and 6.25% in 2026 PRESIQ²: new program for 2027-31, with rates of up to 6% for the industrial modality and up to 3% for investments. The bill will proceed to the Senate for approval CASH Capture³ YTD ~US$240MM³ US$330MM³ Implemented Initiatives Commercialoptimizations Reductionoflogistics,energyandsupplycosts Reductionofsuppliesandfeedstockscosts Optimizationofinventorylevelsandoperationalcycle Monetizationoftaxcredits Capitalallocationdisciplineininvestments RESILIENCE Resilience and Transformation Program 21 | PUBLIC Source:Braskem|Note(1):Consideringthat,onSeptember30,2025,therewasnoexpectationofrecoveryofthehibernatedassets,theCompanyrecognizedlossesduetoimpairment,write-offofgoodwillandotherprovisions,totalingR$784,ofwhichR$97referstotheinitialhibernationofoneoftheplant'sproductionlinesinJanuary2025andR$687inSeptember2025referstotheotherchlorineproductionassetsandsoda;(2):whencomparedtotheproductionofthesamevolumeofethyleneusingnaphthaasfeedstock CrackerfromRioGrandedoSulisthemostcompetitiveinSouthAmerica ConclusionofstudiesfortheimportofLPGfromArgentina,resultingfromproductioninVacaMuerta,foruseintheRioGrandedoSulCracker Leveragingexistingcrackergasprocessingflexibilitycombinedwithgreaterlogisticalefficiency The Transformation Program also advanced in other regions through actions to increase the competitiveness of existing operations and ensure the perpetuity of the business Spread formula New operating model PVC Asia -(0.83*EDC USA + 0.23*ethylene Europe) TRANSFORMA ALAGOAS TRANSFORMA SUL Change in the operating model in Alagoas LPG import study in Rio Grande do Sul Actionsinitiatedtotransformtheoperationofthechlor-alkaliplant,inAlagoas,intoaunitforhandlingvolumesofdichlorethane(“EDC”),withtheaimofincreasingthecompetitivenessofPVCoperationsandmakingitmoresustainable Inthiscontext,thechlorine-sodaplantwashibernatedinSep/25¹ TheCompanywillstartimportingallofitsneedsforEDC,afeedstockforPVCproduction,throughalong-termcontractsignedwithaninternationalsupplier +US$110 / t compared² to naphtha Potential incremental profitability TRANSFORMATION Resilience and Transformation Program 22 | Resilience and Transformation Program + Competitiveness + Business Resilience + Diversification of feedstock PUBLIC Source:Braskem|Note(1):whichmayvarybyupto30%giventhecurrentstageofmaturityoftheproject;(2):tobeconfirmedastheproject’smaturitystageevolves;(3):SpecialRegimefortheChemicalIndustry(“REIQInvestimentos”)establishedbyart.57-DofLawNo.14,374/2022andregulatedbyDecreeNo.11,668/2023,whichprovidesforapresumedcreditof1.5%ofPIS/COFINSfortheexecutionofinvestmentsinexpandingtheinstalledcapacityoftheBrazilianchemicalindustry. TRANSFORMA RIO Increased capacity of the most competitive cracker in Brazil, with supply from Route 3 and the Boaventura Complex Greater competitiveness to serve the Brazilian PE market, which is a deficit market Potential financial and socioeconomic benefits + ~R$540 MM in the country's revenue + ~R$360 MM revenue for the State + ~R$16 MM collection for the Municipality ~7,500 jobs with project execution The capacity expansion of the Rio de Janeiro Complex was approved by the Company's Board of Directors in October/25, and will expand the Company's gas-based capacity TRANSFORMATION Increase of 220 kton/year in ethylene capacity, with equivalent expansion of PE Estimated investment¹: ~R$4.2 billion¹ Estimated initial disbursement schedule² Estimated completion: end of 2028 Implementation conditional on obtaining financing, in addition to the resources already approved under the REIQ Investimentos³ benefit for 2025 and 2026 Contracting of additional volume of ethane through a long-term supply contract with Petrobras, subject to completion of negotiation 2025-26 2027 2028-29 ~20% ~50% ~30% 23 | PUBLIC AGENDA Financial and operational highlights Financial and operational highlights Performance by segment Performance by segment Consolidated performance Consolidated performance Resilience and Transformation Program Resilience and Transformation Program Petrochemical Scenario 2025 Priorities and QA 2025 Priorities and Q&A 24 | Corporate Strategic Direction –Cycle 2026-2030 In the second half of the year, the Company advances with discussions related to Strategic Direction, updating the vision related to the global scenario and fundamentals of the energy and petrochemical industry PUBLIC The Business Plan is updated (5-year horizon) annually, with internal discussions and approval by the Board¹ taking place between August and December Calendar | Cycle 2026-2030: • May-July: Kick-off for the development of future scenarios for the petrochemical industry • August-September: Discussions and validations of the macro and petrochemical scenario • October-November: Refinement of operational and financial projections after internal validations • December: Consolidation and approval of the Corporate Strategic Direction (2026–2030 cycle) by the BD¹ May-Jul Aug-Sep Oct-Nov December Kick-off: Preparation of scenarios Internal Discussions:Technical and strategic validations of the macro and petrochemical scenario Refinement of operational and financial projections Consolidation and approval by the BD¹ 1 2 3 4 Source: Braskem. Note (1): BD: Board of Directors. (Calendar | Cycle 2026-2030) Timeline: Annual Business Plan Update 1 2 3 4 25 | Global Scenario The global scenario in 2025 has been marked by a high level of uncertainty and volatility, driven mainly by growing trade tensions between the US and China PUBLIC Commercial Tensions Average 2010-2019 Average 2020-2025 2026 2027 2028 2029 2030 3.2% 2.8% 2.7% 2.8% 2.8% 2.8% 2.8% Projection: market consensus assumes global growth similar to the beginning of the decade, limited by the uncertainties of the trade war Main factors of uncertainty in 2025 (which are expected to remain throughout the 2026-2030 cycle): Escalation of trade tensions between major economies • Fragmentation of global chains and protectionist industrial policies • Change in investment flows and international competitiveness • Risk of global economic slowdown, even with interest cuts The weakening of globalization and the increase in protectionist policies generates (i) uncertainty regarding the stability of global growth and (ii) transformations in the dynamics of international trade, in addition to risks of disruption in global supply chains Global GDP Growth (%) Source: Braskem. 26 | Energy Scenario Additionally, oil prices were impacted by the economic uncertainty generated by the tariff war, in addition to the gradual resumption of production by OPEC+, which contributed to adjustments in global supply, putting pressure on resin price references in the international market. PUBLIC Crude Oil (Brent) (US$/bbl) 75 73 68 64 71 71 68 68 66 50 60 70 80 90 jan/25 Feb/25 mar/25 Apr/25 May/25 jun/25 jul/25 Aug/25 Sep/25 Oct/25 nov/25 Dec/25 Performed2025 Business Plan Premise 2025-2029 The intensification of the trade war between the US and China generated uncertainties that negatively affected growth expectations and global energy consumption. Additionally, there was a significant increase in oil production, especially by OPEC countries Source: Braskem. 27 | Perspectives of the Petrochemical Industry until 2030 In our internal discussions, with the support of external consultants, we identified that until 2030 the dynamics in the petrochemical industry will remain challenging, with China leading investments to achieve self-sufficiency PUBLIC Source: Braskem | Note (1): Offer considers the result of new capabilities –rationalization assumed each year. 2020-2025 2026 2027 2028 2029 2030 Global Operating Rate 2020-2025 2026 2027 2028 2029 2030 Capacity Addition Demand Growth 71% 80% 65% 38% 100% 94% China (%) 81% 62% 69% 68% 37% 100% China's quest for self-sufficiency in the petrochemical industry was corroborated by external consultancies hired by the Company, contributing to a structural oversupply in the polyethylene (PE) and polypropylene (PP) market PE –Supply¹ & Demand and Global Operating Rate (MMt/ year and%) PP –Supply¹ & Demand and Global Operating Rate (MMt/ year and %) 28 | Petrochemical Spreads Perspectives until 2030 Considering the global scenario and the prospects for the petrochemical industry, the prolonged downward cycle is expected to extend until the end of the decade, with only a modest recovery after 2029. PUBLIC Source: Braskem. Evolution of International Spreads in relation to Braskem's sales volumes (Base 100 = 2000) –Product Price –Feedstock Prices Volume Base = Average 2020-2022 DOWN CYCLE DOWN CYCLE PROLONGED DOWN CYCLE Historical Average 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 The box analysis is a proxy to measure the impact of the market scenario on Braskem's results. In this exercise, all variables,otherthan price references, are kept constant 29 | PUBLIC AGENDA Financial and operational highlights Financial and operational highlights Performance by segment Performance by segment Consolidated performance Consolidated performance Resilience and Transformation Program Resilience and Transformation Program Petrochemical Scenario Petrochemical Scenario 2025 Priorities and Q&A 30 | 2025Priorities SAFE operations are and will always be Braskem's focus, being a NON-NEGOTIABLE VALUE IN OUR STRATEGY PUBLIC 1 Advance the implementation of asset transformation initiatives 2 Implement contingencyinitiatives for the petrochemical cycle, focusing on financial preservation and cash flow 3 Promote the competitiveness agenda of the Brazilian chemical industry, seeking measures that guarantee competitive parity 4 Comply with the commitments established in the agreements signed in Maceió Q&A EARNINGS CONFERENCE CALL 3Q 2025 NOVEMBER 11, 2025 PUBLIC EARNINGS CONFERENCE CALL 3Q 2025 32 | PÚBLICO PUBLIC Investor Relations IR Website: https://www.braskem-ri.com.br/ E-mail: braskem-ri@braskem.com Phone: +55 (11) 3576-9531 NOVEMBER 11, 2025

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.